SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
  Yes ☐           No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
-	Press Release dated August 3, 2006;
-	Press Release dated August 4, 2006;
-	Press Release dated September 1, 2006;
-	Press Release dated September 6, 2006;
-	Press Release dated September 7, 2006;
-	Notice of a change in the share capital of Enel S.p.A. dated July 28, 2006;
-	Notice of a change in the share capital of Enel S.p.A. dated September 1, 2006;
-	Analyst Presentation dated September 7, 2006 – 2006 Interim Results.

Press Release
ENEL ENTERS HYDROELECTRIC MARKET IN PANAMA
•	Acquisition of a joint controlling stake in Fortuna SA for a consideration of 150 million US$(about 118 million euro)
•	Fortuna has 300 MW of hydro capacity and generates approximately 30% of the country’s electricity
•	Enel continues its expansion in renewables in Central and South America
Rome, August 3, 2006 – Enel has acquired 100% of Hydro Quebec International Latin America Ltd. (HQILA), through its Dutch subsidiary Enel Investment Holding, from Hydro Quebec International Inc. and Fonds de Solidarité des Travailleurs du Québec. The transaction allows Enel to own, indirectly, a 24.55% stake in EGE Fortuna S.A. (Fortuna), a Panamanian hydro generation company. This stake enables Enel to carry, jointly with its partner Globeleq (a private equity fund), the substantial control of Fortuna. In particular, Enel is in charge of the operational management of the power generation plant named Fortuna.
Enel Investment Holding paid a consideration of 150 million US$ (equal to about 118 million euro at current exchange rates) for the shareholding in HQILA.
Fortuna is one of the leading Panamanian electricity companies, operating in the province of Chiriquì with a 300 MW power plant. It generates a total of about 1,600 GWh a year, giving Fortuna an approximately 30% share of national power output.
In 2005 Fortuna posted revenues of 128.7 million US$, an EBITDA of 97.8 million US$ and an EBIT of 66.6 million US$.
Since 1997 the Panamanian electricity market has been liberalised, being currently characterized by the presence of major international operators and fast growing electricity demand.

The Panamanian market is part of the larger Central American power market, which is experiencing extensive development characterised by economic and regulatory integration. Enel already operates in this area through its subsidiary Enel Latin America.
In addition this acquisition represents for Enel Latin America an excellent platform for developing further its hydro portfolio.
Enel continues to pursue its global strategy of developing renewable energy sources, also with a view to seizing new opportunities aimed at containing greenhouse gas emissions — especially in emerging countries — that the Kyoto protocol offers to integrated operators such as Enel. As part of this strategy, last June Enel Latin America signed a contract for the acquisition of 11 Brazilian companies from the Rede Group that hold concessions for 22 mini-hydro plants with a total installed capacity of 97.68 MW.
The Enel Group already operates in Central and South America in the generation of electricity from renewables in the following countries:
•	In Costa Rica Enel Latin America operates two hydro plants (30 MW) and one wind facility (24 MW).

•	In Nicaragua and El Salvador Enel Latin America is working in partnership with La Geo (which has about 100 MW of installed capacity) to develop geothermal resources, a field in which Enel is the world leader.

•	In Guatemala Enel Latin America operates two hydro plants (63 MW), with a further two under construction (110 MW).

•	In Chile Enel Latin America operates two hydro plants (87 MW) and is conducting explorations for the development of that country’s promising geothermal resources in partnership with Enap (Chile’s hydrocarbon agency).

Press Release
ENEL: 2006 STOCK OPTIONS ASSIGNED
Rome, August 4, 2006 – Today the 2006 stock option plan has been implemented in compliance with the resolutions of the Ordinary Shareholders’ Meeting held on May 26, 2006.
The 2006 plan is being implemented in compliance with the recent amendment to the tax regulations, passed after the approval of the plan by the aforesaid Shareholders’ Meeting. The tax regulations were further defined when the Law Decree n° 223 of July 4, 2006 turned into law and was then approved a few days ago by the Parliament.
The plan entailed the assignment of a total of 31,790,000 options to about 470 Group executives, including 1,500,000 options to the Chief Executive Officer of Enel (as General Manager).
The options can be exercised subject to the joint achievement of two long-term performance objectives aimed at bringing about a convergence between the interests of the shareholders and those of the management, since they are also linked to Enel stock performance compared with market parameters.
The illustration of the plan’s scheme, its goals and the terms for exercising the options are described in more details in the press release issued on April 12, 2006 (available at the URL http://www.enel.it/azienda_en/sala_stampa/comunicati/ss_comunicatiarticolo.asp?IdDoc=1463553) and in the Board of Directors’ Report drawn up in view of the aforesaid Ordinary Shareholders Meeting held on last May 26, 2006 (available at the URL http://www.enel.it/azienda_en/chi_siamo/corporate_governance/assemblee_azionisti/assemblea_25_05_06/).
In accordance with the plan’s criteria, the strike price was calculated as the arithmetic average of the prices at which the ENEL share was traded on the Italian stock exchange in the timeframe between today, date on which the options are assigned, and the same day last month, in accordance with the tax regulations. The strike price is to be paid entirely by the participants in the plan, because the plan does not provide for any facilitations in this regard.
The plan does not envisage any time restraints on the possibility of transferring the shares that are assigned following the exercise of the options.

Press Release
ENEL: APPROVAL OF HALF-YEAR REPORT BROUGHT FORWARD
Rome, September 1, 2006 – Enel announces that the meeting of its Board of Directors for the examination and approval of the half-year report as of June 30, 2006 has been brought forward to September 6, 2006 from September 7, 2006.

Press Release
ENEL S.P.A’S TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS COMPLETED
Rome, September 6, 2006 – In compliance with Consob Communication no. 6064313 of July 28, 2006, Enel S.p.A. announces that the external auditor KPMG S.p.A. has completed a full audit of the reconciliation statements for the Parent Company envisaged under IFRS 1 (First-time adoption of International Financial Reporting Standards).
The text of KPMG S.p.A.’s report on the document “Transizione di Enel S.p.A. ai principi contabili internazionali (IFRS)” (“Enel S.p.A.’s transition to international accounting standards (IFRS)”) can be found, together with the document itself, on Enel’s website (www.enel.it) and that of Borsa Italiana (www.borsaitaliana.it).
The Parent Company, Enel S.p.A., has adopted international accounting standards (IFRS) as from 2006, with an IFRS transition date of January 1, 2005. It has therefore prepared the balance sheet at January 1 and December 31, 2005 on the basis of the provisions of IFRS 1. Compared with the accounts of Enel S.p.A. at December 31, 2005 prepared in accordance with Italian GAAP, the following main differences emerged:
•	an increase of €202 million in the value of investments in associated companies as a result of their measurement at fair value;
•	the recognition of financial liabilities of €125 million in respect of derivatives used to hedge interest rate and exchange rate risks measured at fair value;
•	an increase of €43 million in the liability for staff termination benefits and other employee benefits calculated on an actuarial basis;
•	an increase of €38 million in liabilities, mainly attributable to the fair value measurement of Terna bonus shares, which were distributed in January 2006;
•	the recognition of €62 million in respect of the positive tax effects on impairment adjustments.

Press Release
Enel Board approves results for first half of 2006
Revenues: €19,065 million (€16,152 million in H1 2005, +18%)
EBITDA: €4,361 million (€4,202 million in H1 2005, +3.8%)
EBIT: €3,565 million (€3,086 million in H1 2005, +15.5%)
Group net income: €1,978 million (€1,915 million in H1 2005, +3.3%)
Interim 2006 dividend payment of €0.20 per share,
payable from November 23, 2006
Rome, September 7, 2006 – The Board of Directors of Enel SpA, chaired by Piero Gnudi, met yesterday evening and approved the results for the first half of 2006.
Consolidated financial highlights (millions of euro):

	H1		H1
	2006		2005		Change
Revenues	19,065		16,152		+18.0%
EBITDA	4,361		4,202		+3.8%
EBIT	3,565		3,086		+15.5%
Group net income	1,978		1,915		+3.3%
Net financial debt	14,077	*	12,312	**	+14.3%

* At June 30, 2006
**At December 31, 2005
Fulvio Conti, CEO, commented: “Our strong performance in the first half reflects both increasing efficiency across all divisions and the strong growth of our international business. I am very pleased with these results and expect net consolidated income for the full year to be higher than 2005, excluding the contribution from Wind and Terna.”

OPERATIONAL HIGHLIGHTS
In the first six months of 2006 electricity demand in Italy rose by 2.1%, from 163.4 TWh (terawatt-hours, or billions of kilowatt-hours) to 166.8 TWh (statistics from Terna as of July 2006). 87.7% of demand was covered by domestic production while the remaining 12.3% came from net imports which decreased from 26.7 TWh to 20.6 TWh. The decline in imports was attributable to the increase in demand at the European level, which led to an increase in prices on the principal foreign markets. Gas consumption rose by 1.6%, from 44.7 billion cubic metres to 45.4 billion cubic metres. The strong increase in volumes used by thermal electric generation more than offset a 2.1% decline in sales to end users.
In this context, Enel, despite seeing total sales decline from 73.9 TWh to 71.1 TWh (-3.8%), experienced significantly increased electricity sales on the free market, which rose by 10%, from 9 TWh to 9.9 TWh.
In the gas market, Enel continued its strategic focus on offers for small and medium-sized enterprises, increasing the customer base by 10%, despite a decline in volumes sold.
In power generation, Enel’s power stations generated 53.1 TWh in the period (55.5 TWh in the first half of 2005) with a flexible and balanced fuel mix: generation from renewables, rising from 28% to 29.1% of the total, while that from coal increased from 25.3% to 25.7%. The decrease in electricity generated in gas combined-cycle plants (16.7%, compared with 20.3% in the same period last year) is attributable to gas shortages at the start of 2006, which required increased use of fuel oil. Enel’s market share (net generation plus imports) was equal to 34.8% in the first half of 2006, compared with 38% in the first half of 2005.
The volume of electricity distributed by Enel in Italy rose by 1.7%, from 124.2 TWh to 126.3 TWh, broadly in line with growth in demand. The volume of gas distributed decreased by 1.7%, reflecting the decline in sales to final users.
Enel’s international operations expanded on all fronts as a result of organic growth and the contribution of the Romanian electricity distribution companies and Slovenske Elektrarne. Enel’s foreign electricity sales rose from 3.3 TWh to 4.9 TWh (+48.5%) and electricity distributed increased from 3.8 TWh to 6.2 TWh (+63.2%). Generation capacity increased from 3,786 MW (megawatts or thousands of kilowatt) to 9,996 MW (+164%). Enel’s generation mix was expanded with the return of nuclear power to the portfolio, which, due to the Slovakian power stations (2,400 MW), now accounts for approximately 26% of all of the power produced by the Group internationally (a total of 9.8 TWh in the first half of 2006, compared with 7 TWh in the same period last year).

FINANCIAL HIGHLIGHTS
Revenues totalled €19,065 million in the first half of 2006, representing an increase of 18% on the €16,152 million in the first half of 2005. The rise is attributable in part to increased revenues from international operations and in part to greater electricity revenues in the domestic market, which essentially covered the higher generation costs driven by the rise in fuel prices.
EBITDA totalled €4,361 million in the period, up €159 million or 3.8% on the €4,202 million in the year-earlier period, due to the growth recorded by the International Division and the good performance of Domestic Sales and Domestic Infrastructure and Networks Divisions, as well as the improvement in the margin achieved by the Parent Company. The Domestic Generation and Energy Management Division saw EBITDA decline due to a smaller contribution from non-recurring items and the impact of the recognition at fair value of contracts for difference with the Single Buyer, that were only partially offset by the improvement of the generation margin.
EBIT came to €3,565 million in the first half of the year, up €479 million (+15.5%) compared with the €3,086 million recorded in the first six months of 2005.
Group net income totalled €1,978 million, a 3.3% increase compared to the €1,915 million posted in the same period of 2005. Group ordinary net income rose by 8.5% from €1,587 million in the first half of 2005 to €1,722 million in the same period this year. This comparison excludes gains of €328 million on the disposal of 13.86% of Terna from the figures for the first half of 2005 and €256 million in income from the exchange of 30.97% of Wind for 20.9% of Weather Investments in the first half of 2006.
Net capital employed amounted to €33,072 million at June 30, 2006, 57.4% of which was financed by shareholders’ equity of €18,995 million and 42.6% by net financial debt of €14,077 million, which increased by €1,765 million (+14.3%) from its level at December 31, 2005, primarily as a result of the acquisition of 66% of Slovenske Elektrarne and the consolidation of its debt. The debt/equity ratio at June 30, 2006 was 0.74, compared with 0.63 at end-2005.
Group employees at June 30, 2006 numbered 59,503, an increase of 7,725 on the 51,778 at December 31, 2005. The rise reflects the change in the Group’s scope of consolidation, notably the acquisition of Slovenske Elektrarne (7,582 employees), while the net balance of new hires and reductions was negative, at 1,010.

SIGNIFICANT POST-PERIOD EVENTS
July: Acquisition for €14.2 million of Erelis, a French wind plant development company with projects totalling approximately 500 MW of power.
August: Acquisition for €118 million of joint control of Fortuna, a company with 300 MW of hydroelectric capacity in Panama, accounting for 30% of power generation in that country.
OUTLOOK
In the first half of 2006 Enel continued its international expansion. In April it completed the acquisition of 66% of Slovenske Elektrarne, the largest power generator in Slovakia and the second largest in Central and Eastern Europe, which, with approximately 7,000 MW of capacity well balanced between thermal, hydro and nuclear, enables electricity generation at highly competitive costs. Also in the first half, Enel acquired a 49.5% stake in the Russian electricity trader RusEnegoSbyt and reached an agreement to acquire the entire share capital of 11 companies with concessions for 22 hydro plants in Brazil with an installed capacity of about 98 MW. The Company also won the tender to acquire 67.5% of Electrica Muntenia Sud (a distribution company serving more than 1.1 million customers in the Bucharest region).
Enel will continue to pursue its international expansion strategy in the second half of 2006, evidenced by the recent acquisitions in the renewables sector in France and Panama.
In Italy, Enel will continue to develop programmes to increase operating efficiency and reduce costs. Enel will maximise synergies between the electricity and gas sectors, will continue to optimise fuel supplies and plant efficiency and pursue an increasingly secure, efficient fuel mix through the repowering programme of power plants. Net financial debt is expected to stand at approximately €15 billion at the end of the year, taking into account cash flows from current operations and scheduled acquisitions.
On the basis of the results achieved in the first half of the year, and the initiatives undertaken by Enel, net of Wind and Terna’s contribution we expect Group ordinary net income for 2006 to exceed that posted in 2005.
ENEL S.p.A.’S RESULTS IN THE FIRST HALF OF 2006
Enel S.p.A.’s unconsolidated semi-annual report at June 30, 2006 was prepared using the accounting principles established in the IFRS. The figures of 2005 used for the purposes of comparison were also calculated in accordance with the IFRS as specified in the document “Enel S.p.A.’s transition to IFRS” approved by the Board of Directors on July 27, 2006.

Results (millions of euro)

	H1	H1
	2006	2005	Change
Revenues	592	504	+17.5%
EBIT	284	322	-11.8%
Net equity income	3,025	1,424	+112.4%
Net income for period	3,264	1,772	+84.2%
Revenues amounted to €592 million in the first half of 2006, up 17.5% on the €504 million posted in the first half of 2005. The rise is mainly attributable to increased revenues from power sales as a result of an increase in prices during the period.
EBIT came to €284 million, down €38 million on the year-earlier period. Excluding the gain on the disposal of 13.86% of Terna (equal to €443 million for the Parent Company) from the result for the first half of 2005 and income of €146 million generated in the exchange of 30.97% of Wind for 20.9% of Weather Investments from the figures for the first six months of this year, EBIT rose by €259 million.
Net equity income totalled €3,025 million (€1,424 million in the first half of 2005). It includes dividends from subsidiaries amounting to €3,069 million (€1,536 million in the first half of 2005) and net financial expenses of €44 million (€112 million in the year-earlier period).
Net income for the period amounted to €3,264 million, compared with €1,772 million in the first half of 2005. The difference of €1,492 million is largely attributable to the increase in income from equity investments.
Net financial debt declined from €2,805 million at the end of 2005 to €2,394 million at June 30, 2006.
Shareholders’ equity at June 30, 2006 totalled €15,673 million (€15,025 million at December 31, 2005). The change is primarily due to net income for the period less distributed dividends.
The debt/equity ratio stood at 0.15 at June 30, 2006 compared to 0.19 at December 31, 2005.

BOARD APPROVES DISTRIBUTION OF INTERIM DIVIDEND FOR 2006
Given that the Parent Company posted net income of €3,264 million in the first half of 2006, and due to the performance expected for the remainder of 2006, the Board of Directors has voted to distribute an interim dividend for 2006 of €0.20 per share.
Pursuant to Article 2433-bis of the Civil Code, the external auditor KPMG S.p.A. issued a favourable opinion on September 6, 2006.
The interim dividend, gross of any withholding tax, will be paid as from November 23, 2006, with the ex-dividend date for coupon no. 8 falling on November 20, 2006.
BOND ISSUES AND MATURING BONDS
In the first half of the year Enel S.p.A. issued a new tranche of a bond to the value of €51 million with a 2024 expiry, placed privately with a leading Italian insurance company.
Following the acquisition of 66% of Slovenske Elektrarne, at June 30, 2006 Enel has consolidated a €195 million bond issued by Slovenske Elektrarne in 2004 and maturing in 2011.
Between July 1, 2006 and December 31, 2007 bonds totalling €507 million will be maturing, all issued by Enel S.p.A.
Taking into account the large size of the maturing bonds, we report that on November 28, 2006 a fixed-rate bond of €150 million placed privately with institutional investors will fall due.
*****
At 10 am (Rome time) today, September 7, 2006, at Enel’s Auditorium, Viale Regina Margherita 125, Rome, Enel will present the first half 2006 results and an update on the progress of the business plan to financial analysts and institutional investors. The presentation will be followed by a press conference.
Documentation relating to the presentation will be available on Enel’s website in the investor relations section from the beginning of the event.
The income statement, balance sheet and cash flow statement for the Enel Group and Enel S.p.A. follow. These tables and the related notes (the latter concerning Group’s data only) have been delivered to the Board of Statutory Auditors and the external auditor for their evaluation.
*****

The following section presents the results for Enel’s Divisions
Domestic Sales
Results (millions of euro):

	H1	H1
	2006	2005	Change
Revenues	10,533	9,186	+14.7%
EBITDA	162	75	+116.0%
EBIT	113	30	+276.7%
Capex	14	16	-12.5%
Revenues from electricity and gas sales amounted to €10,533 million in the first six months of the year, an increase of €1,347 million (+14.7%) on the year-earlier period. The rise is mainly due to greater revenues from electricity sales allocated to cover the rise in the price of fuels used for generation.
EBITDA came to €162 million for the period, up €87 million on the same period of 2005 (+116%). The increase is largely due to the growth in the margin on electricity sales from non-recurring items resulting from electricity purchases in previous periods. The rise more than offset the contraction in the margin on gas sales following a number of regulatory changes to the mechanism for adjusting gas supply prices.
EBIT totalled €113 million in the first six months, up €83 million compared to the same period of 2005.
Enel is making significant progress towards achieving its 2007 target of sales to the free market, having increased the total number of customers from 60,000 to 220,000 at the end of August. Sales contracted for 2007 currently stand at 29 TWh, which represent 97% of the 2007 target.
Domestic Generation and Energy Management
Results (millions of euro):

	H1	H1
	2006	2005	Change
Revenues	7,932	6,597	+20.2%
EBITDA	1,850	2,234	-17.2%
EBIT	1,413	1,657	-14.7%
Capex	316	320	-1.3%
Revenues came to €7,932 million in the first half of 2006, up €1,335 million (+20.2%) on the first half of the previous year.

EBITDA amounted to €1,850 million, down €384 million (-17.2%) with respect to the corresponding period of 2005 owing to a smaller contribution from prior-year items (-€262 million) and to the impact of fair value measurement of contracts for differences with the Single Buyer (-€422 million), which were only partly offset by an increase in the generation margin (up € 308 million).
EBIT for the period totalled €1,413 million, down €244 million (-14.7%) on the same period last year.
Enel’s repowering programme of thermal plants is progressing according to plan. In addition, in the first half of 2006 the renewables development was strengthened as eight plants were put on line with an overall capacity of approximately 60 MW.
Domestic Infrastructure and Networks
Results (millions of euro):

	H1	H1
	2006	2005	Change
Revenues	2,767	2,621	+5.6%
EBITDA	1,736	1,579	+9.9%
EBIT	1,334	1,217	+9.6%
Capex	648	712	-9.0%
Revenues totalled €2,767 million in the first half of the year, up €146 million (+5.6%) on the same period last year due to increased revenues from electricity operations (€162 million), which include €85 million in gains on the disposal of the grids of a number of municipalities in the province of Modena. This more than offset the decline in gas revenues (-€16 million) owing to the reduction in gas transported and to the fact that non-recurring revenues had been recognized in the first half of 2005.
EBITDA totalled €1,736 million in the first half of 2006, an increase of €157 million (+9.9%) with respect to the same period last year. The rise is attributable to better performance from the electricity sector (€178 million), which offset the decrease in the margin in the gas sector (€21 million) associated with the factors mentioned above.
After depreciation, amortisation and impairment losses totalling €402 million (€362 million in the year-earlier period), EBIT amounted to €1,334 million in the period, up €117 million (+9.6%) on the first half of 2005.
Enel continued to focus on improving processes and on network technology. The Automatic Meter Management System project, launched in 2002, is due for completion at year end.

International
Results (millions of euro):

	H1	H1
	2006	2005	Change
Revenues	1,276	802	+59.1%
EBITDA	373	215	+73.5%
EBIT	251	128	+96.1%
Capex	130	116	+ 12.1%
Revenues rose by €474 million (+59.1%) from €802 million in the first half of 2005 to €1,276 million in the first half of 2006. The increase is largely attributable to the consolidation of Slovenske Elektrarne (€244 million) and the acquisition of the two Romanian electricity distribution companies in the second quarter of 2005 (€169 million).
EBITDA came to €373 million, up €158 million (+73.5%) on the first half of 2005, mainly as a result of the consolidation of Slovenske Elektrarne (€ 70 million) and the contribution of Romanian distribution companies (€44 million), Maritza (€31 million) and the U.S. subsidiaries (€25 million).
EBIT totalled €251 million in the period, an increase of €123 million (+96.1%) on the first half of 2005.
Services and Other Activities
Revenues amounted to €510 million in the first half of this year, compared with €693 million in the same period last year (-26.4%). The change is mainly attributable to the transfer of engineering and construction operations to the Domestic Generation and Energy Management Division (-€262 million). EBITDA totalled €97 million, a moderate decrease with respect to the figures for the first six months of 2005 (€104 million). EBIT also fell slightly, from €63 million in the first half of 2005 to €55 million in the first six months of 2006.

Consolidated Income Statement

Millions of euro		1st Half
		2006	2005

Revenues
Revenues from sales and services		18,575	15,824
Other revenues		490	328
	[Subtotal]	19,065	16,152
Income from equity exchange transaction		263	—
Costs
Raw materials and consumables		11,646	9,624
Services		1,564	1,497
Personnel		1,371	1,366
Depreciation, amortization and impairment losses		1,059	1,116
Other operating expenses		187	273
Capitalized costs		(428)	(485)
	[Subtotal]	15,399	13,391
Net income/(charges) from commodity risk management		(364)	325

Operating income (1)		3,565	3,086
Financial income		161	153
Financial expense		(442)	(505)
Income (expense) from investments accounted for using the equity method		(8)	3
Income before taxes		3,276	2,737
Income taxes		1,249	1,114
Income from continuing operations		2,027	1,623
Income from discontinued operations		—	383

Income for the period (shareholders of Parent Company and minority interests)		2,027	2,006

Attributable to minority interests		49	91
Attributable to shareholders of Parent Company		1,978	1,915
Earnings per share (euro)		0.33	0.33
Diluted earnings per share (euro)		0.33 (2)	0.33
Earnings from continuing operations per share		0.33	0.27
Diluted earnings from continuing operations per share		0.33	0.27
Earnings from discontinued operations per share		—	0.06
Diluted earnings from discontinued operations per share		—	0.06

(1)	Ebitda: calculated as “Operating income” plus “Depreciation, amortization and impairment losses” and “Income from equity exchange transaction”.

(2)	Calculated by adjusting the average number of ordinary shares for the period (6,182,821,431) to take account of the diluting effect of stock options for the period (€17 million),

Consolidated Balance Sheet

Millions of euro
		at June 30, 2006	at Dec. 31, 2005

ASSETS
Non-current assets
Property, plant and equipment		32,110	30,188
Investment property		8	—
Intangible assets		2,704	2,182
Deferred tax assets		1,450	1,778
Investments accounted for using the equity method		2,040	1,797
Non-current financial assets (1)		533	836
Other non-current assets		628	975
	[Subtotal]	39,473	37,756

Current assets
Inventories		1,112	884
Trade receivables		7,872	8,316
Tax receivables		855	789
Current financial assets (2)		340	569
Cash and cash equivalents		496	476
Other current assets		2,998	1,712
	[Subtotal]	13,673	12,746

TOTAL ASSETS		53,146	50,502

(1)	Of which long-term financial receivables for €110 million (€63 million as of December 31, 2005) and other investments for €91 million as of June 30, 2006.

(2)	Of which short-term financial receivables for €224 million (€384 million as of December 31, 2005) and other investments for €25 million (€28 as of December 31, 2005) as of June 30, 2006.

Millions of euro
		at June 30, 2006	at Dec. 31, 2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

Equity attributable to the shareholders of the Parent Company
Share capital		6,171	6,157
Other reserves		4,402	4,251
Retained earnings (losses carried forward)		5,934	5,923
Net income for the period (1)		1,978	2,726
	[Subtotal]	18,485	19,057

Equity attributable to minority interests		510	359

TOTAL SHAREHOLDERS’ EQUITY		18,995	19,416

Non-current liabilities
Long-term loans		11,487	10,967
Termination indemnities and other employee benefits		2,667	2,662
Provisions for risks and charges		2,110	1,267
Deferred tax liabilities		2,470	2,464
Non-current financial liabilities		114	262
Other non-current liabilities		918	846
	[Subtotal]	19,766	18,468

Current liabilities
Short-term loans		2,676	1,361
Current portion of long-term loans		860	935
Trade payables		5,761	6,610
Income tax payable		22	28
Current financial liabilities		466	294
Other current liabilities and income tax payable for the period		4,600	3,390
	[Subtotal]	14,385	12,618

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		53,146	50,502

(1)	In 2005 net of interim dividend, equal to €1,169 million.

Consolidated Statement of Cash Flows

Millions of euro	1st Half
	2006	2005

Income for the period (shareholders of Parent Company and minority interests)	2,027	2,006

Adjustments for:
Amortization of intangible assets	75	209
Depreciation of property, plant and equipment	972	1,531
Exchange rate gains and losses (including cash and cash equivalents)	(1)	(18)
Provisions	223	202
Financial (income)/expense	225	492
Income taxes	1,249	1,240
(Gains)/losses and other non-monetary items	(337)	(363)
Cash flows from operating activities before changes in net current assets	4,433	5,299
Increase/(Decrease) in provisions including termination benefits	(444)	(262)
(Increase)/Decrease in inventories	(145)	49
(Increase)/Decrease in trade receivables	555	(700)
(Increase)/Decrease in financial and non-financial assets/liabilities	(189)	(163)
Increase/(Decrease) in trade payables	(885)	(236)
Interest income and other financial income collected	129	112
Interest expense and other financial expense paid	(380)	(635)
Income taxes paid	(118)	(487)
Cash flows from operating activities (a)	2,956	2,977
of which from discontinued operations	—	631
Investments in property, plant and equipment	(1,049)	(1,426)
Investments in intangible assets	(88)	(1,134)
Investments in entities (or business units) less cash and cash equivalents acquired	(803)	(187)
Disposals of entities (or business units) less cash and cash equivalents sold	510	584
(Increase)/Decrease in other investing activities	65	149
Cash flows from investing/disinvesting activities (b)	(1,365)	(1,014)
of which from discontinued operations	—	(352)
Change in net financial debt	1,067	214
Dividends paid	(2,715)	(2,303)
Increase in share capital and reserves due to the exercise of stock options	76	288
Capital contributed by minority shareholders	—	—
Cash flows from financing activities (c)	(1,572)	(1,801)
of which from discontinued operations	—	(282)
Impact of exchange rate fluctuations on cash and cash equivalents (d)	(6)	16
Increase/(Decrease) in cash and cash equivalents (a+b+c+d)	13	178
of which from discontinued operations	—	(3)
Cash and cash equivalents at beginning of the period	508	363
of which from discontinued operations	—	133
Cash and cash equivalents at end of the period	521	541
of which from discontinued operations	—	130

Enel S.p.A. — Income Statement

Millions of euro		1st half
		2006	2005

Revenues
Revenues from sales and services		552	492
Other revenues		40	12
	[Subtotal]	592	504

Income from equity exchange transaction and relevant investment disposals		146	443

Costs
Electricity		298	286
Services		103	96
Personnel		41	44
Depreciation, amortization and impairment losses		6	158
Other operating expenses		6	41
	[Subtotal]	454	625

Operating income		284	322

Dividends		3,069	1,536
Financial income/(expense)		(44)	(112)

Income before taxes		3,309	1,746

Income taxes		45	(26)

Income for the period		3,264	1,772

Enel S.p.A. — Balance sheet

Millions of euro
		at June 30, 2006	at Dec. 31, 2005

ASSETS
Non-current assets
Property, plant and equipment		9	12
Intangible assets		11	14
Deferred tax assets		284	537
Investments		17,671	17,676
Non-current financial assets (1)		1,822	1,851
Other non-current assets		65	350
	[Subtotal]	19,862	20,440

Current assets
Trade receivables		240	260
Tax receivables		724	576
Current financial assets (2)		8,097	5,677
Cash and cash equivalents		54	45
Other current assets		437	777
	[Subtotal]	9,552	7,335

TOTAL ASSETS		29,414	27,775

(1)	Of which long-term financial receivables for €1,536 million as of June 30, 2006 (€1,568 million as of December 31, 2005).

(2)	Of which short-term financial receivables for €7,798 million as of June 30, 2006 (€5,383 million as of December 31, 2005).

Millions of euro
		at June 30, 2006	at Dec. 31, 2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity
Share capital		6,171	6,158
Other reserves		4,417	4,331
Retained earnings (losses carried forward)		1,821	3,010
Net income for the period (1)		3,264	1,526
TOTAL SHAREHOLDERS’ EQUITY		15,673	15,025

Non-current liabilities
Long-term loans		8,248	7,155
Termination indemnities and other employee benefits		438	440
Provisions for risks and charges		50	868
Deferred tax liabilities		86	111
Non-current financial liabilities		66	100
	[Subtotal]	8,888	8,674

Current liabilities
Short-term loans		3,007	1,968
Current portion of long-term loans		527	678
Trade payables		304	357
Current financial liabilities		331	419
Other current liabilities and income tax payable for the period		684	654
	[Subtotal]	4,853	4,076

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		29,414	27,775

(1)	In 2005 net of interim dividend, equal to €1,169 million.

Enel S.p.A. — Statement of Cash Flows

Millions of euro	1st Half
	2006	2005

Income for the period	3,264	1,772

Adjustments for:
Amortization of intangible assets	4	3
Depreciation of property, plant and equipment	2	1
Provisions	12	11
Financial (income)/expense and (income)/expense from investments	(3,025)	(1,424)
Income taxes	45	(25)
(Gains)/losses and other non-monetary items	(177)	(299)

Cash flows from operating activities before changes in net current assets	125	39

Increase/(Decrease) in provisions including termination benefits	(108)	(23)
(Increase)/Decrease in trade receivables and other assets	627	(45)
Increase/(Decrease) in trade payables and other liabilities	(9)	44
Interest income and other financial income collected	139	98
Interest expense and other financial expense paid	(238)	(175)
Income taxes paid	—	(297)
Cash flows from operating activities (a)	536	(359)

Investments in intangible assets	(2)	(1)
(Increase)/Decrease in other investing activities	(552)	424
Cash flows from investing/disinvesting activities (b)	(554)	423

Change in net financial debt	(403)	397
Dividends paid	(2,715)	(2,214)
Increase in share capital and reserves due to the exercise of stock options	76	288
Dividends collected	3,069	1,536
Cash flows from financing activities (c)	27	7

Impact of exchange rate fluctuations on cash and cash equivalents (d)	—	—

Increase/(Decrease) in cash and cash equivalents (a+b+c+d)	9	71

Cash and cash equivalents at beginning of the period	45	20

Cash and cash equivalents at end of the period	54	91

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between July 3, 2006 and July 21, 2006 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.

Specifically, in the aforesaid period between July 3, 2006 and July 21, 2006 a total of 15,300 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on July 28, 2006.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total Of which:	6,170,916,141	6,170,916,141	1 Euro	6,170,900,841	6,170,900,841	1 Euro
Ordinary shares (rank for dividend pari passu: January 1, 2006) current coupon number 8	6,170,916,141	6,170,916,141	1 Euro	6,170,900,841	6,170,900,841	1 Euro

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — on August 4, 2006 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, on August 4, 2006 a total of 67,500 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on September 1, 2006.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total Of which:	6,170,983,641	6,170,983,641	1 Euro	6,170,916,141	6,170,916,141	1 Euro
Ordinary shares (rank for dividend pari passu: January 1, 2006) current coupon number 8	6,170,983,641	6,170,983,641	1 Euro	6,170,916,141	6,170,916,141	1 Euro

2006 Interim results Rome, 7 September 2006

2006 Interim results Luigi Ferraris Divisional update Fulvio Conti Domestic Market Domestic Generation & Energy Management Domestic Infrastructure & Network International Activities Closing remarks Fulvio Conti Annexes Agenda

2006 Interim results Luigi Ferraris Divisional update Fulvio Conti Domestic Market Domestic Generation & Energy Management Domestic Infrastructure & Network International Activities Closing remarks Fulvio Conti Annexes Agenda

Results overview Profitability steadily growing 2006 Interim results 1H05 EBITDA restated 1H05 net of Euro 328mn capital gain on Terna disposal. 1H06 net of Euro 256mn income on Wind-Weather share transaction 1H05 figure as of December 31, 2005

2006 Interim results Operational data: Italian market overview 1H05 1H06 Pumped storage -10 -11 Net production 141.5 150.6 Import 26.7 20.6 Electricity - Total demand(1) (TWh) Grafico vendite gas 1H05 1H06 Termoelettrico 17 18.3 Usi domestici e industriale 27.7 27.1 Gas - Total consumption (bcm)(2) 1H2005 1H2006 Import Net production Source: Terna - July 2006 electricity statistical data Source: Industry Ministry estimates. Excluding transport Includes consumption both by residential and by industrial customers 163.4 166.8 +2.1% 44.7 45.4 +1.6% Consumption by end-users(3) Thermal generation 1H2005 1H2006 Pumped storage consumption

1H05 1H06 Free market customers 15.7 72.6 1H05 1H06 Enel free 9 9.9 Other free 58.5 61.8 40 40 2006 Interim results Operational data: Enel's domestic market division Excluding losses on the grid. Data relating to other operators are Enel's estimates Electricity - Total market sales(1) (TWh) Enel 152.9 156.1 +2.1% -5.4% +10.0% +5.6% 1H2005 1H2006 +12.7% Electricity - Enel free market customers (thousand) 15.7 72.6 1H2005 1H2006 Regulated market Enel Free market 1/2

2006 Interim results Operational data: Enel's domestic market division Source: company workout on Industry Ministry data 1H05 1H06 di cui regulated 3 2.7 di cui free 24.7 24.4 Gas - Total market sales (bcm)(1) Enel 27.7 27.1 -2.2% -10.0% -1.2% 1H05 1H06 di cui regulated 2025 2235 Gas - Enel customers (thousand) 2,025 2,235 +10.4% 1H2005 1H2006 1H2005 1H2006 2/2

2006 Interim results Operational data: Enel's domestic G&EM division 1H05 1H06 Renewables 0.232 0.239 0.048 0.052 Coal 0.253 0.257 Gas CCGT 0.203 0.167 Oil&gas OCGT/ST 0.264 0.285 Domestic Net Production Mix Oil & Gas ST/OCGT Gas CCGT Coal Hydro Other renewables Market share (net production + import) 38.0% 34.8% 55.5 (TWh) 53.1 (TWh) 1H2005 1H2006

1H05 1H06 Volumi distribuiti 124.2 126.302 124.2 Operational data: Enel's domestic I&N division 2006 Interim results Electricity - Volumes distributed (TWh) Electricity - End users (thousand) 1H2005(1) 1H2006 126.3 +1.7% 1H05 1H06 end users 30071 30214 30,061 1H2005 1H2006 30,214 +0.5% 1H05 1H06 Volumi distribuiti 2.317 2.277 2,317 Gas - Volumes distributed (mcm) Gas - End users (thousand) 1H2005 1H2006 2,277 -1.7% 1H05 1H06 Volumi distribuiti 1.943123 1.9727 1,943 1H2005 1H2006 1,973 +1.5% Net of 1.5TWh of energy dispatched in 2004

1H05 1H06 Sales 3309 4960 3,309 Electricity sold (GWh) Electricity distributed (GWh) 1H2005 1H2006 4,960 1H05 1H06 Volumi distribuiti 3804 6222 3,804 1H2005 1H2006 6,222 2006 Interim results Operational data: Enel's international activities +49.9% +63.6% 1/2

2006 Interim results Operational data: Enel's international activities 1H05 1H06 Renewables 0.305 0.34 Nuclear 0 0.258 Coal 0.586 0.392 oil & gas 0.109 0.01 International Production Mix 1H2005 Oil & Gas Coal Renewables 1H2006 Nuclear 1H05 1H06 Capacity 3786 9996 International Net Installed Capacity(1) (MW) 1H2005 1H2006 As of December 31, 2005 and excluding Slovenske Elektrarne 3,786 9,996 7.0 (TWh) 9.8 (TWh) 2/2

1H05 Market GEM I&N International Other 1H06 0 4202 3905 3905 4062 4220 0 Other 99 87 384 157 158 141 240 Internazionale 215 373 I&N 1579 1736 GEM 2234 1850 Market 75 162 EBITDA evolution (€mn) 2006 Interim results EBITDA growth about 4% 1H2005 1H2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market Inter- national 4,202 +87 -384 +157 +158 +141 4,361 Including -11€mn and +9€mn intercompany adjustments in 1H05 and 1H06, respectively Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market International +159mn

1H05 Electricity Gas Non-recurring 1H06 0 75 76 76 0 Market 75 40 39 86 162 1H2005 1H2006 162 75 2006 Interim results Electricity EBITDA evolution: domestic market division (€mn) +40 -39 +86 Gas +87mn Non- recurring

2006 Interim results EBITDA evolution: domestic G&EM division (€mn) 1H05 Business improvement Fari value regulatory 1H06 0 2234 2120 1850 0 GEM 2234 308 422 270 1850 1H2005 1H2006 Generation margin Non recurring Fair value bilateral contracts with SB -384mn 1,850 2,234 +308 -422 -270

1H05 Electricity Gas Non-recurring 1H06 0 1579 1651 1651 0 I&N 1579 93 21 85 1736 2006 Interim results EBITDA evolution: domestic I&N division (€mn) 1H2005 1H2006 Electricity Non recurring Gas 1,736 1,579 +93 -21 +157mn +85

1H05 Iberia Slovakia Romania Bulgaria Americas 1H06 0 202 202 272 316 347 0 Iberia 155 11 70 44 31 24 144 Slovakia 0 70 Romania 5 49 Bulgaria 19 50 Americas 36 60 EBITDA evolution: international division (€mn) 2006 Interim results 1H2005 1H2006 Iberia Slovakia Romania Bulgaria Americas Iberia Slovakia Romania Bulgaria Americas Iberia Bulgaria Americas Romania 373 215 -11 +70 +44 +158mn +31 +24

1H05 Import 1H06 0 99 183 206 0 Other 99 84 23 34 240 1H2005 1H2006 240 99 2006 Interim results Import EBITDA evolution: services & holding (€mn)(1) +84 +23 +34 Non- recurring Other +141mn Including -11€mn and +9€mn intercompany adjustments in 1H05 and 1H06, respectively

EBITDA: consolidated non-recurring items dynamics (€mn) 2006 Interim results Net of non-recurring items: +5.3% EBITDA growth 1H2005 1H2006 1H05 1H06 0 0 3840 4042 362 319 4,202 4,361 +5.3%

12/31/2005 Gestione corrente Capex Operazioni straordinarie Interessi Tasse Dividendi 6/30/2006 0 -8823 -8823 -9960 -10993 -11244 -11362 0 Debito Enel -12312 -3489 -1137 -1033 -251 -118 -2715 -14077 December 31, 2005 Cash flow from operations Extra- ordinary activities Net financial charges June 30, 2006 Taxes Dividends Capex +3,489 -1,033 -12,312 Net debt evolution (€mn) 2006 Interim results Gearing up towards optimal financial structure -1,137 -251 -118 -2,715 -14,077 +1,765mn

2006 Interim dividend (€c/share) 2006 Interim results - 2005 2006 GEM 44 20 Paid on 22 June 2006 44 23 November 2006 First installment 20

2006 Interim results Luigi Ferraris Divisional update Fulvio Conti Domestic Market Domestic Generation & Energy Management Domestic Infrastructure & Network International Activities Closing remarks Fulvio Conti Annexes Agenda

97% of 2007 target already achieved 2005 2007 2007 Industrial 10 11 11 13 Large 8 12 18 17 Micro 2005 actual 2007 contracted 2007 target 18 29 30 Micro, medium & large businesses Energy intensive Domestic market 2006 Interim results - Divisional update 23 2006 estimated delivery Free market volumes (TWh) Room for further growth vs stated target

Convergence in continental prices when market is tight Significant import reduction during price convergence Domestic G&EM - Continental power price(1) and imports New opportunities from price convergence Baseload price. Monthly average 2006 Interim results - Divisional update 5/1/2004 6/1/2004 7/1/2004 8/1/2004 9/1/2004 10/1/2004 11/1/2004 12/1/2004 1/1/2005 2/1/2005 3/1/2005 4/1/2005 5/1/2005 6/1/2005 7/1/2005 8/1/2005 9/1/2005 10/1/2005 11/1/2005 12/1/2005 1/1/2006 2/1/2006 3/1/2006 4/1/2006 5/1/2006 6/1/2006 7/1/2006 8/1/2006 Continental 25.6 26.8 27 28.8 31.6 29.6 29.8 29.9 31.1 39.9 47.8 40.2 37.2 46.3 45.6 37 47.2 47 68.9 67.9 66.70825874 73.14088765 64.05018414 41.59 32.92 39.8066125 71.11437097 38.77448071 IPEX 44 62 61.4 49.3 53.9 50 46.8 49.2 61 60.7 56.5 48.7 47.3 54.8 64.7 56.2 63.3 63.1 62.8 65.6 72.29955792 81.98156338 78.96232387 67.41 67.41 72.27285442 84.48877354 74.00804034 5/1/2004 6/1/2004 7/1/2004 8/1/2004 9/1/2004 10/1/2004 11/1/2004 12/1/2004 1/1/2005 1/29/2005 2/26/2005 3/26/2005 4/23/2005 5/21/2005 6/18/2005 7/16/2005 8/13/2005 9/10/2005 10/8/2005 12/3/2005 12/31/2005 1/28/2006 2/25/2006 3/25/2006 4/22/2006 5/20/2006 6/17/2006 8/12/2006 6/17/2006 7/15/2006 6162.361607 6614.608631 6371.952381 6595.787202 5903.22619 5478.702381 5451.644345 4762.169643 4285.348214 5727.75 6512.816964 3668.372024 3027.876488 3197.363095 3314.69494 6412.729167 6172.595238 5607.074405 5722.776786 3712.155258 5722.776786 4279.486607 IPEX (€/MWh) Average Powernext (€/MWh) Import (MW) 63 69 84 71 25 44

2002 2006 1H Target Renewables 0.24 0.292 0.3 Coal 0.22 0.257 0.5 Gas CCGT 0.09 0.167 0.2 Oil&gas OCGT/ST 0.45 0.28 0.01 Domestic G&EM - Re-powering plan Civitavecchia (1,980MW) on track Porto Tolle (1,980MW) regional EIA(1) obtained national EIA(1) submitted and Commission on-site visit completed Environmental Impact Assessment Highly efficient CCGTs S Barbara (380MW) first synchronization on Aug 4, 2006 Termini Imerese (380MW) on track Coal re-powering Oil & Gas ST/OCGT Gas CCGT Coal Renewables 2002 1H2006 Target Enel's Production Mix 2006 Interim results - Divisional update ~1

Overall CO2 Emission Trading Scheme 2005 1H06 cumulate Est 9.9 13.9 Ovest 8 4 0.1 12 Nord 1.9 2 Shortage GEM (mton) CO2 shortage fully hedged 2005 1H2006 domestic Competitive sourcing actions already implemented 4.0 9.9 14.0 Total 2006 Interim results - Divisional update 1H2006 international 0.1 Domestic G&EM International

Domestic G&EM - CO2 Emission Trading Scheme New coal New CCGT Co2 20 50 Fuel cost 31 14 New coal New CCGT Co2 20 50 Fuel cost 15 7 Effects on variable costs(1) (€/MWh) CO2 = 20€/ton CO2 = 40€/ton At current fuel prices Coal CCGT 35 57 Coal CCGT 51 64 Fuel cost CO2 2006 Interim results - Divisional update New coal plants competitive also with higher CO2 prices

Domestic G&EM - Growth in Renewables Investments (€mn) Maintenance and development program on renewable plants on track 2003-2005 2006-2010 Investments 800 1300 2003-2005 2006-2010 800 1,300 2006 new and repowered Green Certificates plants @31/08/2006 Collarmele Rovegro Stramentizzo De Cosmo Verduno Cerbara Venamartello Volturno I December 31, 2005 MW 6.0 1.2 0.8 0.2 1.2 0.4 26.7 24.7 Wind Hydro Geothermal 2006 Interim results - Divisional update August 31, 2006 Total ~60MW

Domestic G&EM - Gas supply development 2006 Interim results - Divisional update Porto Empedocle TTPC TAG GALSI Pipeline/LNG projects of interest to Enel Other pipeline/LNG projects Porto Empedocle LNG terminal: 8 bcm/y regasification capacity Galsi pipeline: 2 bcm/y gas supply Additional gas imports on TAG and TTPC pipe expansions Import/infrastructure development by 2010 Pursuing upstream integration in the gas/LNG value chain

2005 LTM 2007 Minuti 64 58 56 64 57 56 2005 LTM(3) 2007 Continuous process re-engineering well on track Efficiency - Cash cost (€/customer)(1) 2005 LTM 2007 Capex 35 34 34 Opex 84 82 79 119 116 113 2005 LTM(3) 2007 Capex (2) Opex Including market Excluding Automatic Meter Management project Latest twelve months Quality - Service level (minutes lost/customer) Extra premium for quality improvement vs 2005 Well on track with targets Infrastructure & Network - Efficiency and quality 2006 Interim results - Divisional update

Latest twelve months 2005 LTM end of project Capex 27 28.4 30 27.0 28.4 30.0 2005 LTM(1) Project achieved AMM - Digital meters installed (mn) 74mn remote readings and 2.5mn remote operations as of June 30, 2006 Well on track with targets Infrastructure & Network - AMM system 1H05 1H06 2006 Remote operations 3.5 4.4 6.1 Remote operations (mn) Reduction in call-outs Bad-debt management 2005 LTM(1) 2006 3.5 4.4 6.1 2006 Interim results - Divisional update

Enel is delivering its growth strategy Central EU + Italy + Centrel South East Europe Iberia Northern Pool International activities 2006 Interim results - Divisional update

Enel is pursuing its growth strategy International activities - Iberia Spain 2,450MW net installed capacity (of which 850MW renewables) More than 600,000 customers Important conversion plan to CCGT in place (2,000 MW by 2010, of which 1,150 additional capacity) Continuous growth in renewables thanks to EUFER (from current 200MW to 550MW in 2010) Implementation of automatic meter management system by 2009 2006 Interim results - Divisional update

Enel is pursuing its growth strategy International activities - Central EU, Italy and Centrel France 2.7 TWh sold in 1H06 Participation in Flamanville nuclear EPR project (1600 MW) Acquired Erelis (500 MW wind projects pipeline) 2006 Interim results - Divisional update

International activities - Central EU, Italy and Centrel Enel is pursuing its growth strategy Including 1,552MW carved out and excluding 1,850MW contracted capacity 2006 Interim results - Divisional update 6,350 MW net installed capacity(1) with efficient mix Deal closed on April 28, 2006 Active trading with countries nearby 2 nuclear units (880MW) being reviewed 200€mn investments in renewables Potential hub for Centrel market Slovakia

Enel is pursuing its growth strategy International activities - South East Europe 2006 Interim results - Divisional update Romania 1.4mn customers (17% market share) Won bid for Muntenia Sud (1.1 mn customers) 330€mn investments planned for Banat and Dobrogea Opportunities in generation assets, mostly nuclear and coal Ongoing development in the renewable sector (wind farms)

Enel is pursuing its growth strategy International activities - South East Europe Bulgaria 570MW(1) net installed capacity Participation in Maritza East III Power Co. increased to 73% Interest in further opportunities in generation and infrastructure 2006 Interim results - Divisional update out of 730MW total installed capacity which will get to 800MW once refurbished

Enel is pursuing its growth strategy International activities - Russia 2006 Interim results - Divisional update Russia Management contract for NWTPP plant (450 MW) JV RusEnergoSbyt, trader (7.5TWh sold in 1H06) Opportunities arising from privatization process

Enel is pursuing its growth strategy International activities - Americas Americas 600MW renewables Entered in Panama with Fortuna acquisition (300 MW, 30% of country production) Acquired 22 small hydro plants in Brasil (100 MW) Greenfield opportunities in wind, hydro and geo 2006 Interim results - Divisional update

2006 Interim results Luigi Ferraris Divisional update Fulvio Conti Domestic Market Domestic Generation & Energy Management Domestic Infrastructure & Network International Activities Closing remarks Fulvio Conti Annexes Agenda

Well ahead in pursuing our targets Progress on the overall financial targets Annual OPEX reduction 2007 vs 2005(1) EBITDA CAGR 2007 vs 2005 EBITDA 2007 - International (%) total ROACE (2007) >200€mn 51€mn ^3% 4% 1H06 stated target 1H06/1H05 >10% 8.4% 1H06 Does not consider any change in the scope of consolidation Ratio calculated on 1H06 results and not annualised 2006 Interim results - Closing remarks 17% 10.2% 1H06(2)

2006 Interim results Luigi Ferraris Divisional update Fulvio Conti Domestic Market Domestic Generation & Energy Management Domestic Infrastructure & Network International Activities Closing remarks Fulvio Conti Annexes Agenda

Income statement 2006 Interim results - Annexes

From EBIT to EPS 2006 Interim results - Annexes

Balance sheet 2006 Interim results - Annexes

1H05 as reported Terna capital gain GEM I&N Market International Other 1H05restated 0 4202 0 4047 3927 3927 4002 4217 0 Other 442 328 114 155 120 75 215 15 99 Internazionale 215 Market 75 I&N 1699 1699 1579 GEM 2389 2389 2234 1H2005 reconciliated 4,202 Network & Sales Inter- national 1H2005 EBITDA reconciliation (€mn) -155 -120 +215 Gen. & Energy Mgmt Infrastr. & Network Market International Gen. & Energy Mgmt Network & Sales Services & Holding(1) Other Gen. & Energy Mgmt Services & Holding(1) 4,202 +75 -15 1H2005 reported Market Including intercompany adjustments 2006 Interim results - Annexes

Non-recurring items (€mn) 2006 Interim results - Annexes

EBIT by business area (€mn) 1Q05 1Q06 Other 150 454 Internazionale 178 251 I&N 1217 1334 GEM 1657 1413 Mercato 100 183 3,086 3,565 1H2005 +15.5% +9.6% -14.7% +276.7% 1H2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market Including intercompany adjustments Nm = not meaningful International +96.1% nm 2006 Interim results - Annexes +479mn

Market (1) Headcount figure as of December 31, 2005 nm = not meaningful 2006 Interim results - Annexes

Generation & Energy Management (1) Headcount figure as of December 31, 2005 2006 Interim results - Annexes

Infrastructure & Network (1) Headcount figure as of December 31, 2005 2006 Interim results - Annexes

International activities (1) Headcount figures as of December 31, 2005 nm = not meaningful 2006 Interim results - Annexes

Services & Holding (1) Excluding intercompany adjustments equal to -11€mn in 1H05 and +9€mn in 1H06, respectively nm = not meaningful 2006 Interim results - Annexes

Services & Holding - Continued (1) Headcount figures as of December 31, 2005 2006 Interim results - Annexes

Capex by business area (€mn) 1Q05 1Q06 Other 36 29 International 116 130 N&I 712 648 G&EM 320 316 Market 30 28 1,200 1,137 1H2005 -5.3% -9.0% -1.3% -12.5% 1H2006 Gen. & Energy Mgmt Infrastr. & Network Services Market International +12.1% -19.4% 2006 Interim results - Annexes -63mn

Debt structure Average debt maturity: 6 years and 7 months Average cost of debt: 4.5% (Fixed+hedged)/Total long-term debt: 86% (Fixed+hedged)/Total net debt: 72% Rating: S&P's = A+/A-1 negative; Moody's = Aa3/P-1 stable (1) Including current maturities of long-term debt (2) Including factoring receivables 2006 Interim results - Annexes

Income statement - Quarterly analysis (€mn) (1) The 1Q2006 revenues figure differs from the one previously released for a classification to revenues of 177€mn relating to the net result from commodity risk management activities 2006 Interim results - Annexes

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST PRESENTATION ON ENEL'S 2006 INTERIM CONSOLIDATED RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST- CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

Investor Relations Team: Luca Torchia: +39 06 8305 3437 Massimiliano Bevignani: +39 8305 7023 Donatella Izzo: +39 06 83057449 Fausto Sblandi: +39 06 83052226 Federica Todaro: +39 06 8305 9502 investor.relations@enel.it Visit our website at: www.enel.it (Investor Relations) Contact us

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: September 7, 2006